Exhibit 99.4

                                                                  EDWARD D. FORD
                                                            6505 St. Andrews Way
                                                          Whistler, B.C. V0N 1B6
                                 March 16, 2006

International Gemini Technology Inc.
#208 - 828 Harbourside Drive
North Vancouver, B.C. V7P 3R9

Attention: Martin Schultz, Secretary

Dear Sirs:

Re: Outback Capital Inc. ("OCI")

Further to our April 16, 2005 Letter Agreement, our recent discussions and in consideration of your Subscription Agreement dated April 15, 2005 with OCI, this letter is meant to confirm the following:

     1.   I own 3,000,000 unencumbered common shares of OCI (the "Shares");

     2.   The Letter Agreement granted to you an option to acquire the Shares in
          exchange  for  1,000,000   common  shares  of   International   Gemini
          Technology Inc. (the "Option");

     3. By this letter I agree to extend the expiry of the Option to any time prior to 5:00 pm (Vancouver Time) March 31, 2007; provided that you have first fully performed under the Subscription Agreement.

I trust this clearly outlines our mutual agreement, and ask that you indicate same by executing the enclosed copy of this letter and returning it to me at your earliest convenience. Thank you.

Sincerely,

"signed"

EDWARD D. FORD


Acknowledged and agreed, this 16th day of March 2006


INTERNATIONAL GEMINI TECHNOLOGY INC.


Per "signed"

Martin Schultz, Secretary